                                                                    EXHIBIT 11.1

                  MEDICAL DEFENSE HOLDING CO. AND SUBSIDIARIES

                       COMPUTATION OF EARNINGS PER SHARE

              For the Years Ended December 31, 1997, 1996 and 1995


                                                                  1997                       1996                      1995
                                                                  ----                       ----                      ----
Weighted average common shares outstanding................       1,031,025                  1,019,602                 1,019,602
Weighted average common stock options
     expressed as common stock equivalents................      17,688,120                 23,281,244                23,980,378
                                                               -----------                -----------               -----------
Weighted average common shares outstanding................      18,719,145                 24,300,846                24,999,980
                                                               ===========                ===========               ===========
Net (loss) income (applicable to common stock) (1)........     $   582,319                $(5,501,042)              $ 1,198,665
                                                               ===========                ===========               ===========
Basic earnings per share (1)..............................     $      0.56                $     (5.39)              $      1.18
                                                               ===========                ===========               ===========
Diluted earnings per share (1)............................     $      0.03                $   n/a (2)               $      0.05
                                                               ===========                ===========               ===========

(1) In February of 1997, the Financial Accounting Standards Board published Statement of Financial Accounting Standard No. 128, Earnings Per Share ("SFAS 128"), which requires certain changes in the reporting of earnings per share. The Company was required to adopt SFAS 128 at December 31, 1997. Additionally, MDHC was required to restate 1996 and 1995 earnings per share data as previously presented.

    SFAS 128 requires the computation of basic earnings per share ("EPS") and diluted EPS. Basic EPS is computed by dividing income (loss) available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS is computed by dividing income
    (loss) available to shareholders by the weighted-average number of common shares plus the weighted-average number of common share equivalents outstanding for the period.

    All of the Company's shares of preferred stock are convertible to common stock at a ratio of two shares of common stock to one share of preferred stock, and therefore, are considered common stock equivalents. The Company's preferred stock has no stated dividend rate, and therefore, these securities have no effect on computing basic EPS.

    As discussed in Note 3, on October 16, 1997 and November 15, 1996, the Company purchased 1,721,445 and 2,781,338 shares of its convertible preferred stock, respectively. In addition, during December 1997, the Company purchased 44,498 shares of its convertible preferred stock from a small number of shareholders, at their request, on essentially the same terms as the tender offer completed on October 16, 1997.

    On June 26, 1995, MDA was converted to a stock insurance company and became a wholly owned subsidiary of MDHC. Therefore the net income of $617,713 recorded by MDA as of June 30, 1995, is virtually entirely attributable to preconversion results and, therefore, is excluded for 1995 earnings per share presentation purposes.

(2) Anti-dilutive